Consent of Frank, Rimerman & Co., LLP


We consent to the incorporation by reference in the Registration Statement on Form S-8 (Registration No. 333-47736) of GoAmerica, Inc. of our report dated July 14, 2000, with respect to the balance sheets of Hotpaper.com, Inc. ("Hotpaper") as of December 31, 1999 and 1998, and the related statements of operations, stockholders' equity (deficit) and cash flows for the years ended December 31, 1999 and 1998 and the period from April 11, 1995 (inception) through December 31, 1999, which report appears in the Form 8-K/A of GoAmerica, Inc. dated November 14, 2000.

Our report dated July 14, 2000, contains an explanatory paragraph that states that Hotpaper's operating losses and net cash outflows raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report dated July 14, 2000 also contains an explanatory paragraph that states that subsequent to December 31, 1999 Hotpaper was served with a lawsuit for which management and its legal counsel were unable to determine what amount, if any, will be required to extinguish the matter.


                                        /s/ Frank, Rimerman & Co. LLP


Menlo Park, California
November 14, 2000